FOIA CONFIDENTIAL TREATMENT REQUESTED

BY UPSTART HOLDINGS, INC.: UPST-001

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

August 17, 2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sonia Bednarowski Dietrich King Ben Phippen Michael Volley

Re:	Upstart Holdings, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 13, 2020 CIK No. 0001647639

Ladies and Gentlemen:

On behalf of our client, Upstart Holdings, Inc. (“Upstart” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 27, 2020, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Draft Amendment No. 2”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Draft Amendment No. 2 and a copy marked to show all changes from the version confidentially submitted on May 13, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 1 to the Draft Registration Statement submitted on May 13, 2020), all page references herein correspond to the page of Draft Amendment No. 2.

Upstart Holdings, Inc. (UPST-001) requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

August 17, 2020

Prospectus Summary

Overview, page 1

1.

We note your response to comment 3. Please disclose here a summary of the material terms of your agreements with your bank partners, including that the agreements are nonexclusive, have initial terms ranging from one to three years, are subject to certain early termination provisions and do not include any minimum origination obligation or origination limits, and disclose here that the expiration date of your agreement with Cross River Bank, which began on January 1, 2019, has an initial four year term with a renewal provision for an additional two years following the initial four year term. In addition, please briefly describe the “relationships” you have with your 70 institutional investors, including clarification as to whether you currently have agreements with 70 institutional investors regarding the purchase of whole loans originated via your platform, pass-through certificates, or asset-backed securities that include interests in Upstart-powered loans.

The Company respectfully advises the Staff that it has revised its disclosure on pages 2 and 3 to address the Staff’s comment.

2.

We note your response to comment 7 that your disclosure regarding your realized loss rates for pools of securitized loans as compared to those predicted by Kroll is intended to demonstrate the predictiveness of your proprietary AI model. Please disclose the loss rates predicted by your AI model for pools of securitized loans as compared to those predicted by Kroll, and compare these predicted loss rates to the realized loss rates. In addition, we note your revised disclosure that you “regularly monitor the accuracy of [y]our AI models in comparison with simple credit score-based models and have observed higher model accuracy across a variety of statistical measures relating to each model’s predictive accuracy.” Please disclose quantitative information regarding the results of such comparisons.

[****]

3.

We note your response to comment 8. Please provide a brief summary of the roles of your warehouse trust special purpose entities and your warehouse credit facilities, including outstanding balance information. Alternatively, please tell us why you believe your warehouse trust special purpose entities and warehouse credit facilities are immaterial to your business. In this regard, we note your disclosure on pages 46 and 100 that through your warehouse trust special purpose entities you have entered into warehouse credit facilities and that, as of December 31, 2019, your warehouse credit facilities had an aggregate credit limit of $252.0 million, which can be used to fund purchases of personal whole loans originated by your bank partners or your platform, and that, as of December 31, 2019, you had borrowed an aggregate of $79.1 million under the warehouse facilities with $126.3 million of the fair value of the loans purchased pledged as collateral.

Upstart Holdings, Inc. (UPST-001) requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

August 17, 2020

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Company does not believe the roles of its warehouse trust special purpose entities and warehouse credit facilities are a material part of its overall business and therefore not necessary to an investor’s understanding of the Company. The Company further respectfully advises the Staff that the Company utilizes its warehouse credit facilities and special purpose entities to temporarily hold Upstart-powered loans until the Company is able to contribute them into asset-backed securitization transactions or otherwise liquidate them. In addition, the Company uses its warehouse credit facilities and special purpose entities to fund a small percentage of Upstart-powered loans, largely for product development activities and other research and development purposes. In the fourth quarter of 2019, only 7% of all Upstart-powered loans were funded through the Company’s balance sheet, and the Company expects this percentage to decrease in future periods. Accordingly, the Company does not believe additional disclosure on the roles of its warehouse trust special purpose entities and warehouse credit facilities would be appropriate in its prospectus summary. The Company respectfully advises the Staff that the requested disclosure is included elsewhere in the Draft Amendment No. 2 and the Company has included a cross reference in its prospectus summary to such disclosure.

Our Ecosystem

Value Proposition to Bank Partners, page 7

4.

We note your response to comment 9 that you added to disclosure in your Industry, Market and Other Data section on page 75 to explain the Net Promoter Scores on page 7. Please revise your disclosure on page 7 to disclose whether the 80 rate is the average of all your bank partners, and clarify, if true, that the scores of the published benchmarks of other banks may not be comparable to the Net Promoter Scores you disclose because the other banks did not use the same rating system that your bank partners used. In addition, please describe on page 7 how you determined “the hypothetical loss rates and approval rates of your funded borrower base to determine that your model could enable banks to lower loss rates by almost 75%.”

The Company respectfully advises the Staff that it has revised its disclosure on pages 7 and 8 to address the Staff’s comment related to Net Promoter Scores and hypothetical loss rates and approval rates.

In connection with our loan funding programs, we make representations and warranties concerning the loans sold, page 36

5.

We note your response to comment 12, as well as your revised disclosure that “only a small number of Upstart-powered loans have been historically repurchased.” Please further revise the disclosure to quantify the historical repurchase rate (e.g., less than X%).

The Company respectfully advises the Staff that it has revised its disclosure on page 36 to address the Staff’s comment.

Upstart Holdings, Inc. (UPST-001) requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

August 17, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 86

6.

We note your response to comment 14 and that you do not believe disclosure of average borrower acquisition cost per loan is necessary because such information can be derived from the annual disclosures. Due to the significance of this metric, please revise to disclose your average borrower acquisition cost per loan for each period presented along with a discussion and analysis of the key drivers of any significant period-to-period trends.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Company does not consider average borrower acquisition cost per loan to be a significant metric and the Company’s management does not evaluate average borrower acquisition cost per loan as an operating measure. The Company further advises the Staff that average borrower acquisition cost is a component of Contribution Profit, which is one of the Company’s key operating metrics, and contribution margin, which the Company has included in response to the Staff’s Comment 7. Accordingly, the Company respectfully advises the Staff that it does not believe disclosing average borrower acquisition cost per loan is necessary to an investor’s understanding of the Company.

7.

We note your response to comment 16 and your revised disclosure on page 88, including the contribution margin on average for the fourth quarter of 2019. Please revise to disclose the contribution margin on average per loan for all periods presented along with a discussion and analysis of the key drivers of any significant period-to-period trends.

The Company respectfully advises the Staff that it has revised its disclosure on page 88 to address the Staff’s comment.

Our Economic Model, page 87

8.

We note your response to comment 18 that the Company does not charge borrowers any transaction fees for its loan matching services on its platform and your revised disclosure on page 88. Please further enhance your disclosure to clarify, if true, that the Company only charges these fees to bank partners and does not charge borrowers any similar fees for the loan matching services on your platform.

The Company respectfully advises the Staff that it has revised its disclosure on page 87 to address the Staff’s comment.

Interest Income and Fair Value Adjustments, Net, page 94

9.

Please present interest income, interest expense and net fair value adjustments separately in this MD&A section. Please provide a discussion and analysis of each item separately and specifically explain the underlying reasons for fair value declines.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that interest income, interest expense and net fair value adjustments are largely driven by the Company’s consolidated variable interest entities (“VIEs”) and historical asset-backed securitization (“ABS”) transactions. The Company further respectfully advises the Staff that in 2018, the Company changed its policy with respect

Upstart Holdings, Inc. (UPST-001) requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

August 17, 2020

to VIEs and began structuring its ABS transactions such that VIEs no longer required consolidation. Further, due to the fact that such components were largely related to the Company’s consolidated VIEs, interest income, interest expense and net fair value adjustments produced an overall net impact. Accordingly, given the Company does not expect interest income, interest expense and net fair value adjustments will be material following its VIE consolidation policy change, and given the net impact and highly correlated nature of interest income, interest expense and net fair value adjustments, the Company does not believe a presentation of such components or a discussion of the trends thereof would be helpful to an investor’s understanding of the Company.

Consumer Marketing, page 125

10.

We note your response to comment 23. Please revise your disclosure on page 125 to clarify that other than through Credit Karma, the Company does not consider any other consumer marketing channel to be significant vis-à-vis the other channels.

The Company respectfully advises the Staff that it has revised its disclosure on page 126 to address the Staff’s comment.

Institutional Investors, page 127

11.

We note your response to comment 25 and that 72% of loans funded through your platform were purchased by institutional investors through your loan funding programs. Please revise to discuss the significant types of funding programs used, explain the key differences between each and explain the advantages of each type.

The Company respectfully advises the Staff that it has revised its disclosure on pages 127 and 128 to address the Staff’s comment.

12.	Please quantify, preferably in a tabular format, the amount of loans funded by each type of program for each period presented and discuss the key drivers of any significant trends.

The Company respectfully advises the Staff that it has revised its disclosure on page 128 to address the Staff’s comment.

General, page F-1

13.	Please update your financial statements in your next amendment, and related disclosures throughout the filing, as necessary, to comply with Rule 8-08 of Regulation S-X.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that in accordance with Section 71003 of the FAST Act, the Company has omitted financial information as of March 31, 2020 and for the three month periods ended March 31, 2018 and 2019, respectively, as the Company believes that such financial information will not be required to be included in the Form S–1 registration statement at the time of the contemplated offering. The Company further respectfully advises the Staff that prior to distributing a preliminary prospectus to investors, such registration statement will be amended to include all financial information required by Rule 3-12 of Regulation S–X.

Upstart Holdings, Inc. (UPST-001) requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

August 17, 2020

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 15. Related Party Transactions, page F-57

14.

We note your disclosure on pages 162 and 163 describing your related party transactions with Stone Ridge, Third Point and their affiliated entities. Please revise your footnote disclosure to provide an enhanced description of each of these relationships, including the nature and terms of these related party transactions and the related dollar amounts for each period presented. Please ensure that a reader can bridge the gap between the footnote disclosure, the related party disclosures on the face of the financial statements and the aforementioned disclosures on pages 162 and 163. Refer to ASC 850-10-50 for guidance.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the disclosures on pages 162 and 163, which are based on the applicable rules under Regulation S-K, and the disclosures on page F-57 and the Company’s financial statements, which are based on the applicable rules under ASC 850-10-20, differ in scope due the difference in the applicable disclosure rules. Specifically, the disclosures on pages 162 and 163 capture transactions with 5% stockholders while the disclosures on page F-57 capture transactions with 10% stockholders. Further, Regulation S-K requires disclosure of transactions where the Company is a “participant” in a transaction rather than a “party” to a transaction, which encompasses situations where the Company benefits from a transaction but is not technically a contractual party to the transaction. For the foregoing reasons, the disclosures on pages 162 and 163 will differ slightly from those on page F-57, and in particular, the disclosures on page F-57 do not include transactions with Stone Ridge, wherein the Company was not a contractual party.

15.

Please revise your financial statements to separately disclose all material related party amounts on the face your balance sheet, income statement and statement of cash flows for all periods presented. Refer to Item 4-08(k) of Regulation S-X and ASC 235-10-S99-1(k). In preparing these disclosures, please ensure that the amounts disclosed can be reconciled to the enhanced footnote disclosures in Note 15.

The Company respectfully advises the Staff that it has revised its disclosure on pages F-5, F-7, F-8 and F-57 to address the Staff’s comment.

*****

Upstart Holdings, Inc. (UPST-001) requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

August 17, 2020

Please direct any questions regarding the Company’s responses or Draft Amendment No. 2 to me at (650) 575-1174 or jsaper@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeffrey D. Saper
Jeffrey D. Saper
cc:	Dave Girouard, Upstart Holdings, Inc.

Sanjay Datta, Upstart Holdings, Inc.

Alison Nicoll, Upstart Holdings, Inc.

Emily Sairafian, Upstart Holdings, Inc.

Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.

Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

John Savva, Sullivan & Cromwell LLP

Upstart Holdings, Inc. (UPST-001) requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.